UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 5, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Switzerland AG audited standalone financial statements for the year ended 31 December 2020, which appear immediately following this page.

UBS Switzerland AG

Standalone financial statements and regulatory information
for the year ended 31 December 2020

Table of contents

2	UBS Switzerland AG standalone financial statements (audited)

29	UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone financial statements (audited)

UBS Switzerland AG standalone financial statements (audited)

Income statement
		For the year ended
CHF million	Note	31.12.20	31.12.19
Interest and discount income[1]		3,182	3,301
Interest and dividend income from financial investments		111	159
Interest expense[2]		(226)	(405)
Gross interest income		3,067	3,055
Credit loss (expense) / release	2b, 9	(470)	(18)
Net interest income		2,597	3,038
Fee and commission income from securities and investment business		3,430	3,347
Credit-related fees and commissions		175	164
Other fee and commission income		679	804
Fee and commission expense		(776)	(817)
Net fee and commission income		3,509	3,498
Net trading income	3	792	864
Net income from disposal of financial investments		68	25
Dividend income from investments in subsidiaries and other participations		16	15
Income from real estate holdings		(1)	(1)
Sundry ordinary income		220	264
Sundry ordinary expenses		(15)	(15)
Other income from ordinary activities		287	289
Total operating income		7,185	7,688
Personnel expenses	4	2,014	1,940
General and administrative expenses	5	3,215	3,257
Subtotal operating expenses		5,229	5,197
Depreciation and impairment of property, equipment and software		57	38
Amortization and impairment of goodwill and other intangible assets		263	1,050
Changes in provisions and other allowances and losses		41	66
Total operating expenses		5,590	6,351
Operating profit		1,595	1,337
Tax expense / (benefit)	6	324	299
Net profit / (loss) for the period[3]		1,271	1,039

1 Interest and discount income includes negative interest income on financial assets of CHF 70 million and CHF 140 million for the years ended 31 December 2020 and 31 December 2019, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 276 million and CHF 209 million for the years ended 31 December 2020 and 31 December 2019, respectively.    3 Net profit 2020 and 2019 does not include the share of profit from a portion of Global Wealth Management international business, see Note 2c.

Balance sheet
CHF million	Note	31.12.20	31.12.19

Assets
Cash and balances at central banks		81,148	58,984
Due from banks	9	3,399	4,466
Receivables from securities financing transactions	7	3,565	12,136
Due from customers	8, 9	49,894	39,575
Mortgage loans	8, 9	156,418	152,591
Trading portfolio assets	10	1,838	1,679
Derivative financial instruments	11	2,794	2,085
Financial investments	12	16,425	11,928
Accrued income and prepaid expenses		228	189
Investments in subsidiaries and other participations	13, 14	95	68
Property, equipment and software	15	473	372
Goodwill and other intangible assets	16	0	263
Other assets	17	551	678
Total assets		316,829	285,014
of which: subordinated assets		1	1

Liabilities
Due to banks		30,688	27,344
of which: total loss-absorbing capacity eligible		16,000	15,626
Payables from securities financing transactions	7	501	547
Due to customers		259,792	231,693
Trading portfolio liabilities	10	297	371
Derivative financial instruments	11	1,528	1,092
Loans from central mortgage institutions	24	8,577	8,308
Accrued expenses and deferred income		751	748
Other liabilities	17	1,794	2,099
Provisions	9	266	139
Total liabilities		304,194	272,341

Equity
Share capital	25	10	10
General reserve		11,354	11,624
of which: statutory capital reserve		11,354	11,624
of which: capital contribution reserve		11,354	11,624
Net profit / (loss) for the period		1,271	1,039
Total equity		12,634	12,673
Total liabilities and equity		316,829	285,014
of which: subordinated liabilities[1]		16,022	4,729
of which: subject to mandatory conversion and / or debt waiver		16,022	4,729

1 Group-internal instruments are required to be contractually subordinated in order to be eligible as gone concern loss-absorbing capacity in accordance with the revised Capital Adequacy Ordinance effective 1 January 2020.

UBS Switzerland AG standalone financial statements (audited)

Balance sheet (continued)
CHF million	31.12.20	31.12.19

Off-balance sheet items
Contingent liabilities, gross	8,961	12,338
Sub-participations	(1,068)	(1,120)
Contingent liabilities, net	7,893	11,218
of which: guarantees to third parties related to subsidiaries	14	10
of which: credit guarantees and similar instruments	2,443	5,023
of which: performance guarantees and similar instruments	2,402	2,302
of which: documentary credits	3,033	3,882
Irrevocable commitments, gross	17,090	10,580
Sub-participations	0	(4)
Irrevocable commitments, net	17,090	10,576
of which: loan commitments	16,212	9,700
of which: payment commitment related to deposit insurance	879	876
Forward starting transactions[1]	250	0
of which: reverse repurchase agreements	250	0
Liabilities for calls on shares and other equity instruments	50	43
1 Cash to be paid in the future by either UBS or the counterparty.

Off-balance sheet items

UBS Switzerland AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. The Swiss Financial Market Supervisory Authority (FINMA) estimates the share of UBS Switzerland AG from 1 July 2020 to 30 June 2021 to be CHF 879 million, which is reflected in the table above.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, i.e., 14 June 2015, that were transferred to UBS Switzerland AG.

Similarly, under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 31 December 2020, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to CHF 9 billion, compared with CHF 17 billion as of 31 December 2019. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. As of 31 December 2020, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposures arising under this joint and several liability.

Statement of changes in equity
CHF million	Share capital	Statutory capital reserve	Net profit / (loss) for the period	Total equity
Balance as of 1 January 2020	10	11,624	1,039	12,673
Capital increase		0		0
Dividends and other distributions		(271)	(1,039)	(1,309)
Net profit / (loss) for the period			1,271	1,271
Balance as of 31 December 2020	10	11,354	1,271	12,634

Statement of proposed appropriation of total profit and dividend distribution

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 7 April 2021 approve the appropriation of total profit and an ordinary dividend distribution of CHF 350 million out of total profit as follows:

For the year ended
CHF million	31.12.20
Net profit for the period	1,271
Profit / (loss) carried forward	0
Total profit available for appropriation	1,271

Appropriation of total profit
Appropriation to voluntary earnings reserve	(921)
Dividend distribution	(350)
Profit / (loss) carried forward	0

Note 1  Name, legal form and registered office

UBS Switzerland AG is incorporated and domiciled in Switzerland and operates under Art. 620 et seq. of the Swiss Code of Obligations and Swiss banking law as an Aktiengesellschaft, a corporation limited by shares. Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Switzerland AG is 100% owned by UBS AG.

Note 2  Accounting policies

a) Significant accounting policies

UBS Switzerland AG standalone financial statements are prepared in accordance with Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 “Accounting – banks” and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial statements.” The accounting policies are principally the same as for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the UBS Group AG Annual Report 2020. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 35 of the consolidated financial statements of UBS Group AG. The functional currency of UBS Switzerland AG is the Swiss franc. The significant accounting policies applied for the standalone financial statements of UBS Switzerland AG are discussed below.

›   Refer to the UBS Group AG Annual Report 2020 for more information

Risk management

UBS Switzerland AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG Annual Report 2020.

Further information on the use of derivative instruments and hedge accounting is provided in Notes 1 and 10 to the consolidated financial statements of UBS Group AG.

›   Refer to the UBS Group AG Annual Report 2020 for more information

Compensation policy

The compensation structure and processes of UBS Switzerland AG conform to the compensation principles and framework of UBS Group AG. For detailed information refer to the Compensation Report of UBS Group AG.

›   Refer to the UBS Group AG Annual Report 2020 for more information

Deferred compensation

UBS Group AG is the grantor of the majority of UBS’s deferred compensation plans. Expenses for awards granted under such plans to UBS Switzerland AG employees are charged by UBS Group AG to UBS Switzerland AG.

›   Refer to Note 27 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2020 for more information

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments,  denominated in foreign currency are translated into Swiss francs using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Switzerland AG are provided in Note 33 of the consolidated financial statements of UBS Group AG.

›   Refer to the UBS Group AG Annual Report 2020 for more information

Note 2  Accounting policies (continued)

Group-internal funding

UBS Switzerland AG obtains funding from UBS AG in the form of loans that qualify as going concern additional tier 1 capital and as gone concern loss-absorbing capacity at the UBS Switzerland AG standalone level.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS Switzerland AG, the aggregate amount of the respective obligations is separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements (i.e., are subordinated and subject to mandatory conversion and / or debt waiver, as explained below), the aggregate corresponding amounts are disclosed on the balance sheet.

Obligations of UBS Switzerland AG arising from Group-internal funding it has received are presented as Due to banks and measured at amortized cost.

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements pursuant to Art. 29 and 30 of the Capital Adequacy Ordinance are disclosed as being Subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Services received from and provided to Group entities

UBS Switzerland AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology, Group Operations and Group Corporate Services, as well as certain other services from other Group entities. UBS Switzerland AG provides services to Group entities mainly relating to the distribution of security and investment products. Services received from and provided to Group entities are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS Switzerland AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business, Other fee and commission income, Fee and commission expense, Net trading income or  General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

›   Refer to Note 5 for more information

Post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS Switzerland AG has elected to apply Swiss GAAP (FER 16) for its pension plan. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS Switzerland AG arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS Switzerland AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

›   Refer to Note 26 for more information

Goodwill

As part of the business transfer to UBS Switzerland AG, mainly of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland, from UBS AG effective 1 April 2015, UBS Switzerland AG recognized goodwill of CHF 5,250 million. This goodwill has been fully amortized on a straight-line basis over five years ending in March 2020.

Deferred taxes

Deferred tax assets are not recognized in UBS Switzerland AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

UBS Switzerland AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Dispensations in the standalone financial statements

As UBS Switzerland AG has no listed shares outstanding and is within the scope of the UBS Group AG consolidated financial statements prepared in accordance with IFRS, UBS Switzerland AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows. As the UBS Group AG consolidated financial statements are presented in USD, UBS Switzerland AG provides certain notes disclosures that would otherwise be covered by the disclosure dispensation; i.e., notes 13, 14, 15, 16, 19, 20, 21, 23 and 24.

b) Changes in accounting policies

Allowances and provisions for expected credit losses

Under amended Swiss GAAP (the FINMA Accounting Ordinance and FINMA Circular 2020/1 “Accounting – banks”), UBS Switzerland AG is required to apply an expected credit loss (ECL) approach for non-impaired financial instruments in its standalone financial statements in addition to the existing approach for impaired financial instruments. UBS Switzerland AG has chosen to early adopt the new ECL requirements as of 31 December 2020.

Policy applicable from 31 December 2020

For the substantial majority of non-impaired exposures in scope of the Swiss GAAP ECL requirements, UBS Switzerland AG has chosen to apply the IFRS ECL approach that is applied in the UBS Group AG consolidated financial statements for its standalone financial statements. These exposures include all financial assets measured at amortized cost under both Swiss GAAP and IFRS, fee and lease receivables, guarantees, irrevocable loan commitments, revolving revocable credit lines and forward starting reverse repurchase and securities borrowing agreements. Further information on the ECL approach under IFRS is provided in Note 1 of the consolidated financial statements of UBS Group AG.

›   Refer to the UBS Group AG Annual Report 2020 for more information

For the payment commitment related to deposit insurance, an alternative simple conservative approach is applied.

The impact from the adoption of Swiss GAAP ECL was an expense of CHF 348 million recognized in Credit loss (expense) / release in the income statement for the year ended 31 December 2020.

›   Refer to Note 9 for more information

While the new ECL approach for non-impaired financial instruments is applied since 31 December 2020, the policy for impaired financial instruments, as outlined in the next paragraph, continues to apply.

Policy applicable prior to 31 December 2020

UBS applies a single definition of default for determining the probability of default of its obligors. A claim is impaired and an allowance or provision for credit losses is recognized when objective evidence demonstrates that a loss event has occurred after the initial recognition and that the loss event has an effect on future cash flows that can be reliably estimated (incurred loss approach). UBS Switzerland AG considers a claim to be impaired if it will be unable to collect all amounts due on it based on the original contractual terms as a result of credit deterioration of the issuer or counterparty. Impairment under the incurred loss approach is in line with ECL for credit-impaired claims in stage 3 under IFRS, as outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the UBS Group AG Annual Report 2020. A claim can be a loan or receivable or other debt instrument held to maturity measured at amortized cost, a debt instrument available for sale measured at the lower of amortized cost or market value, or a commitment, such as a letter of credit, a guarantee or a similar instrument.

›   Refer to the UBS Group AG Annual Report 2020 for more information

An allowance for credit losses is reported as a decrease in the carrying amount of a financial asset. For an off-balance sheet item, such as a commitment, a provision for credit losses is reported in Provisions. Changes to allowances and provisions for credit losses are recognized in Credit loss (expense) / release.

Apart from the new ECL requirements, the amended Swiss GAAP rules remained materially unchanged from the previously applicable FINMA Circular 2015/1 “Accounting – banks”.

c) Other events

Transfer of Global Wealth Management international business from UBS Switzerland AG to UBS AG

In the fourth quarter of 2020, UBS decided not to proceed with the transfer of a portion of Global Wealth Management business booked in Switzerland from UBS Switzerland AG to UBS AG.
As a result of this decision, the beneficial ownership of that business was re-transferred from UBS AG to UBS Switzerland AG with effective date 31 December 2020. The compensation of UBS AG for its share of the profits for the full year 2020 of CHF 352 million is reflected in Fee and commission expense.

Note 3a  Net trading income by business

	For the year ended
CHF million	31.12.20	31.12.19
Global Wealth Management	392	413
Personal & Corporate Banking	359	427
Other business divisions and Group Functions	41	24
Total net trading income	792	864

Note 3b  Net trading income by underlying risk category

	For the year ended
CHF million	31.12.20	31.12.19
Interest rate instruments (including funds)	42	23
Foreign exchange instruments	707	810
Equity instruments (including funds)	(4)	(2)
Credit instruments	1	4
Precious metals / commodities	46	29
Total net trading income	792	864

Note 4  Personnel expenses

	For the year ended
CHF million	31.12.20	31.12.19
Salaries	1,207	1,199
Variable compensation – performance awards	329	377
Variable compensation – other	11	8
Contractors	1	2
Social security	104	100
Post-employment benefit plans	317	208
Other personnel expenses	46	45
Total personnel expenses	2,014	1,940

As of 31 December 2020, UBS Switzerland AG employed 9,107 personnel (31 December 2019: 9,226) on a full-time equivalent basis.

UBS Switzerland AG standalone financial statements (audited)

Note 5  General and administrative expenses

	For the year ended
CHF million	31.12.20	31.12.19
Occupancy	2	1
Rent and maintenance of IT equipment	2	2
Communication and market data services	45	48
Administration	2,819	2,793
of which: shared services costs charged by UBS Group AG and subsidiaries in the UBS Group	2,741	2,712
Marketing and public relations	78	105
Travel and entertainment	54	84
Fees to audit firms	8	9
of which: financial and regulatory audits	8	8
of which: audit-related services	0	0
Other professional fees	61	70
Outsourcing of IT and other services	147	145
Total general and administrative expenses	3,215	3,257

Note 6  Taxes

	For the year ended
CHF million	31.12.20	31.12.19
Income tax expense / (benefit)	304	278
of which: current	304	278
of which: deferred		0
Capital tax	20	20
Total tax expense / (benefit)	324	299

For 2020, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 19.3% (2019: 21.1%).

Note 7  Securities financing transactions

CHF billion	31.12.20	31.12.19

On-balance sheet
Receivables from securities financing transactions, gross	7.6	14.1
Netting of securities financing transactions	(4.0)	(1.9)
Receivables from securities financing transactions, net	3.6	12.1
Payables from securities financing transactions, gross	4.5	2.5
Netting of securities financing transactions	(4.0)	(1.9)
Payables from securities financing transactions, net	0.5	0.5
Assets pledged as collateral in connection with securities financing transactions	8.0	6.6
of which: financial investments	8.0	6.6
of which: assets that may be sold or repledged by counterparties	3.8	2.9

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	92.4	107.7
of which: repledged	82.3	87.9
of which: sold in connection with short sale transactions	0.3	0.4

Note 8a  Collateral for loans and off-balance sheet transactions

	31.12.20					31.12.19
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross	1,533	35,237	2,938	10,738	50,446	1,294	26,604	987	11,145	40,030
Mortgage loans, gross	156,553				156,553	152,591				152,591
of which: residential mortgages	134,291				134,291	130,502				130,502
of which: office and business premises mortgages	9,452				9,452	9,804				9,804
of which: industrial premises mortgages	2,958				2,958	2,722				2,722
of which: other mortgages	9,852				9,852	9,563				9,563
Total on-balance sheet, gross	158,086	35,237	2,938	10,738	206,999	153,885	26,604	987	11,145	192,621
Allowances	(135)	(3)	0	(550)	(687)	0	0	0	(454)	(454)
Total on-balance sheet, net	157,951	35,234	2,938	10,189	206,312	153,885	26,604	987	10,690	192,166

Off-balance sheet
Contingent liabilities, gross	189	1,900	1,348	5,525	8,961	169	2,533	1,259	8,377	12,338
Irrevocable commitments, gross	959	2,121	2,090	11,921	17,090	833	525	223	9,000	10,580
Forward starting reverse repurchase and securities borrowing transactions		250			250
Liabilities for calls on shares and other equities				50	50				43	43
Total off-balance sheet	1,147	4,271	3,437	17,496	26,352	1,002	3,057	1,482	17,420	22,961
1 Includes but is not limited to deposits, securities, life insurance contracts, inventory, accounts receivable, patents and copyrights. 2 Includes credit default swaps and guarantees.

Note 8b  Impaired financial instruments

	31.12.20				31.12.19
CHF million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from banks	1	1		0	1	1		0
Amounts due from customers	1,110	456	441	213	851	454	355	41
Mortgage loans	718		718		769		769
Guarantees and loan commitments	288	23	109	156	161	31	15	115
Total impaired financial instruments	2,117	480	1,268	369	1,782	487	1,139	156

UBS Switzerland AG standalone financial statements (audited)

Note 9a  Allowances

CHF million	Balance as of 31 December 2019	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications	Foreign currency translation	Balance as of 31 December 2020
Default risk relating to on-balance sheet exposures	456	481	(112)	(145)	27	7	(13)	701
of which: incurred credit losses	456	236	(112)	(145)	27	7	(11)	457
of which: expected credit losses[1]		246					(2)	244
Total allowances	456	481	(112)	(145)	27	7	(13)	701
1 Refer to Note 2 for more information on the implementation of the Swiss GAAP ECL requirements.

Note 9b  Provisions

CHF million	Balance as of 31 December 2019	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications	Foreign currency translation	Balance as of 31 December 2020
Default risk related to off-balance sheet items and other credit lines	31	104	(2)			(7)	(1)	125
of which: incurred credit losses	31	2	(2)			(7)	0	23
of which: expected credit losses[1]		102					(1)	101
Operational risks	2	1	0	0	0		0	3
Litigation, regulatory and similar matters[2]	68	49	(7)	(9)	1		0	102
Restructuring	0	27	(6)	(17)		(1)	0	3
Employee benefits	18	3	(4)			1		18
Other	19	3	(4)	(2)			0	16
Total provisions	139	186	(23)	(28)	1	(7)	(1)	266
1 Refer to Note 2 for more information on the implementation of the Swiss GAAP ECL requirements. 2 Includes provisions for litigation resulting from security risks.

Note 9c  Balance sheet and off-balance sheet positions subject to ECL

CHF million	31.12.20
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	81,148	81,148
Due from banks	3,399	3,244	154	0	(13)	(7)	(5)	(1)
Receivables from securities financing transactions	3,565	3,565	0		0	0	0	0
Due from customers	49,894	46,302	2,937	654	(552)	(45)	(52)	(456)
Mortgage loans	156,418	143,574	12,125	718	(135)	(25)	(110)	0
Accrued income and prepaid expenses	228	223	4	1	0	0	0	0
Other assets[2]	535	535	0		0	0	0	0
Total on-balance sheet financial assets in scope of ECL	295,188	278,593	15,221	1,374	(701)	(77)	(167)	(457)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	8,961	7,087	1,735	139	(45)	(10)	(11)	(23)
Irrevocable commitments, gross	17,090	15,372	1,650	69	(37)	(15)	(22)	0
Forward starting transactions (securities financing transactions)	250	250	0	0	0	0	0	0
Other credit lines	22,405	18,613	3,713	80	(41)	(23)	(18)	0
Irrevocable committed prolongation of existing loans	4,433	4,427	5	0	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines in scope of ECL	53,139	45,749	7,102	288	(125)	(50)	(52)	(23)
Total allowances and provisions					(825)	(127)	(219)	(480)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes components of Settlement and clearing accounts and Other in scope of ECL. Refer to Note 17a for more information.

Note 9d  Financial assets subject to credit risk by rating category

Financial assets subject to credit risk by rating category
CHF million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	81,148		0		0		81,148		81,148
of which: stage 1	81,148		0		0		81,148		81,148
Due from banks	136	1,828	803	617	28	1	3,412	(13)	3,399
of which: stage 1	136	1,773	736	579	28		3,251	(7)	3,244
of which: stage 2		55	67	37			159	(5)	154
of which: stage 3						1	1	(1)	0
Receivables from securities financing transactions	370	900	792	1,504			3,565	0	3,565
of which: stage 1	370	900	792	1,504			3,565	0	3,565
Due from customers	1,300	35,780	5,936	4,869	1,451	1,110	50,446	(552)	49,894
of which: stage 1	1,300	35,255	4,743	3,728	1,321		46,346	(45)	46,302
of which: stage 2		526	1,193	1,141	129		2,990	(52)	2,937
of which: stage 3						1,110	1,110	(456)	654
Mortgage loans	1,115	61,667	41,180	37,476	14,398	718	156,553	(135)	156,418
of which: stage 1	1,115	61,109	39,441	31,194	10,741		143,600	(25)	143,574
of which: stage 2		558	1,738	6,283	3,656		12,235	(110)	12,125
of which: stage 3						718	718		718
Accrued income and prepaid expenses	39	22	5	147	14	1	228	0	228
of which: stage 1	39	22	5	146	11		223	0	223
of which: stage 2		0	0	1	3		4		4
of which: stage 3						1	1		1
Other assets		30	0	505			536	0	535
of which: stage 1		30	0	505			536	0	535
of which: stage 2								0	0
of which: stage 3
Total assets in scope of ECL	84,108	100,227	48,715	45,117	15,890	1,830	295,888	(701)	295,188

UBS Switzerland AG standalone financial statements (audited)

Note 9d  Financial assets subject to credit risk by rating category (continued)

Off-balance sheet positions subject to expected credit loss by rating category
CHF million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total carrying amount (maximum exposure to credit risk)	ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross	522	2,951	3,168	2,110	73	139	8,961	(45)
of which: stage 1	522	2,356	2,479	1,656	73		7,087	(10)
of which: stage 2		594	688	454			1,735	(11)
of which: stage 3						139	139	(23)
Irrevocable commitments, gross	1,035	6,407	4,943	4,355	281	69	17,090	(37)
of which: stage 1	1,035	5,631	4,069	4,355	281	0	15,372	(15)
of which: stage 2		776	873			0	1,650	(22)
of which: stage 3						69	69
Forward starting transactions (securities financing transactions)				250			250	0
of which: stage 1				250			250	0
Other credit lines	476	3,320	4,573	6,305	7,650	80	22,405	(41)
of which: stage 1	476	2,814	3,300	4,643	7,379		18,613	(23)
of which: stage 2		506	1,273	1,662	271		3,713	(18)
of which: stage 3						80	80
Irrevocable committed prolongation of existing loans	17	1,673	1,242	984	517	0	4,433	(2)
of which: stage 1	17	1,672	1,241	981	516		4,427	(2)
of which: stage 2		1	1	2	1		5	0
of which: stage 3						0	0
Total off-balance sheet financial instruments and other credit lines	2,051	14,350	13,925	14,004	8,521	288	53,139	(125)

›   Refer to Note 9 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2020 for more information on ECL in accordance with IFRS

Note 10  Trading portfolio and other financial instruments measured at fair value

CHF million	31.12.20	31.12.19

Assets
Trading portfolio assets	1,838	1,679
of which: debt instruments[1]	24	14
of which: listed	9	8
of which: equity instruments	25	37
of which: precious metals and other physical commodities	1,789	1,628
Total assets measured at fair value	1,838	1,679
of which: fair value derived using a valuation model	31	39
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	6	2

Liabilities
Trading portfolio liabilities	297	371
of which: debt instruments[1]	62	125
of which: listed	53	102
of which: equity instruments	235	246
Total liabilities measured at fair value	297	371
of which: fair value derived using a valuation model	218	325
1 Includes money market paper. 2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 11  Derivative instruments

	31.12.20			31.12.19
CHF million, except where indicated	Derivative financial assets	Derivative financial liabilities	Total notional values (CHF billion)	Derivative financial assets	Derivative financial liabilities	Total notional values (CHF billion)
Interest rate contracts
Forwards[1]	51	45	8	34	27	17
Swaps	2,054	1,679	125	1,910	1,579	139
of which: designated in hedge accounting relationships	501	200	32	422	193	23
Over-the-counter (OTC) options	70	70	7	64	74	8
Total	2,175	1,794	140	2,009	1,679	164
Foreign exchange contracts
Forwards	418	405	31	324	312	34
Interest and currency swaps	1,532	1,266	140	599	745	100
Over-the-counter (OTC) options	243	243	28	110	109	27
Total	2,194	1,913	198	1,033	1,166	160
Equity / index contracts
Forwards	86	80	8	31	22	3
Swaps	73	73	1	29	29	1
Over-the-counter (OTC) options	184	184	4	91	91	3
Exchange-traded options	462	462	0	332	332	0
Total	805	798	13	483	474	8
Credit derivative contracts
Credit default swaps	26	32	1	1	8	0
Total	26	32	1	1	8	0
Commodity, precious metals and other contracts
Forwards	19	19	1	7	7	1
Swaps	23	23	2	25	24	1
Over-the-counter (OTC) options	374	374	13	558	558	22
Total	416	415	16	590	589	24
Total before netting	5,616	4,952	368	4,115	3,917	357
of which: trading derivatives	5,115	4,753		3,694	3,724
of which: fair value derived using a valuation model	4,997	4,644		3,643	3,684
of which: derivatives designated in hedge accounting relationships	501	200		422	193
of which: fair value derived using a valuation model	501	200		422	193
Netting with cash collateral payables / receivables	0	(603)		0	(795)
Replacement value netting	(2,821)	(2,821)		(2,030)	(2,030)
Total after netting	2,794	1,528		2,085	1,092
of which: with bank and broker-dealer counterparties	269	482		120	444
of which: other client counterparties	2,525	1,046		1,965	648
1 Includes forward rate agreements.

UBS Switzerland AG standalone financial statements (audited)

Note 12a  Financial investments by instrument type

	31.12.20		31.12.19
CHF million	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	16,400	16,626	11,874	11,911
of which: held to maturity	5,075	5,276	5,620	5,634
of which: available for sale	11,326	11,350	6,255	6,277
Equity instruments	10	25	21	47
Property	15	15	33	33
Total financial investments	16,425	16,665	11,928	11,991
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[1]	16,002	16,223	10,458	10,493
1 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank (SNB) or other central banks.

Note 12b  Financial investments by counterparty rating – debt instruments

CHF million	31.12.20	31.12.19
Internal UBS rating[1]
0–1	9,340	10,270
2–3	7,061	1,604
4–5
6–8
9–13
Non-rated
Total financial investments	16,400	11,874
1 Refer to Note 22 for more information.

Note 13  Investments in subsidiaries and other participations

CHF million	31.12.20	31.12.19
Historical cost
Balance at the beginning of the year	77	69
Additions	27	8
Balance at the end of the year	104	77
Accumulated value adjustments and changes in book value
Balance at the beginning of the year	(9)	(9)
Balance at the end of the year	(9)	(9)
Net book value
Book value at the beginning of the year	68	60
Book value at the end of the year	95	68
of which: without market value	95	68
of which: other participations	72	53
of which: Pfandbriefbank	63	47
of which: TWINT AG	7	6
of which: subsidiaries	23	15

Note 14  Companies in which the bank holds a permanent direct or indirect significant participation

			31.12.20
Company name	Domicile	Primary business division	Share capital in thousand		Share of capital (in %)	Share of votes (in %)	Held directly in thousand	Held indirectly
UBS Card Center AG	Switzerland	Personal & Corporate Banking	CHF	100	100	100	100	–
UBS Hypotheken AG	Switzerland	Personal & Corporate Banking	CHF	100	98	98	98	–
TopCard Service AG	Switzerland	Personal & Corporate Banking	CHF	150	100	100	150	–
TWINT AG	Switzerland	Personal & Corporate Banking	CHF	12,750	11	11	1,462	–
Houzy AG	Switzerland	Personal & Corporate Banking	CHF	336	19	19	65	–
Pfandbriefbank schweizerischer Hypothekarinstitute AG	Switzerland	Personal & Corporate Banking	CHF	1,000,000	9	9	89,334	–
SwissSign Group AG	Switzerland	Personal & Corporate Banking	CHF	12,500	6	6	766	–

Note 15  Property, equipment and software

At historical cost less accumulated depreciation
CHF million	IT hardware and communication	Internally generated software	Other machines and equipment	Projects in progress[1]	31.12.20	31.12.19
Historical cost
Balance at the beginning of the year	8	297	97	99	501	333
Additions	0	0	3	153	157	172
Disposals / write-offs[2]	(1)		(1)		(2)	(3)
Reclassifications		162		(162)
Balance at the end of the year	8	459	100	90	657	501
Accumulated depreciation
Balance at the beginning of the year	4	39	85		129	94
Depreciation	2	48	7		57	38
Disposals / write-offs[2]	(1)		(1)		(2)	(3)
Balance at the end of the year	5	88	92		184	129

Net book value
Net book value at the beginning of the year	4	257	12	99	372	238
Net book value at the end of the year	3	371	9	90	473	372
1 Entirely related to Internally generated software. 2 Includes write-offs of fully depreciated assets.

Operating lease commitments
CHF million						31.12.20
Expenses for operating leases to be recognized in:
2021						177
2022						164
2023						152
2024						72
2025						34
2026 and thereafter						138
Total commitments for minimum payments under operating leases						737

Property, equipment and software are depreciated on a straight-line basis over their useful life, which is between 3 and 10 years.

UBS Switzerland AG standalone financial statements (audited)

Note 16  Goodwill1

At historical cost less accumulated amortization
CHF million	31.12.20	31.12.19
Historical cost
Balance at the beginning of the year	5,250	5,250
Balance at the end of the year	5,250	5,250
Accumulated amortization
Balance at the beginning of the year	4,988	3,938
Amortization	263	1,050
Balance at the end of the year	5,250	4,988

Net book value
Net book value at the beginning of the year	263	1,313
Net book value at the end of the year		263
1 Refer to Note 2 for more information about goodwill.

Note 17a  Other assets

CHF million	31.12.20	31.12.19
Settlement and clearing accounts	409	466
VAT and other indirect tax receivables	12	16
Other	130	195
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	113	179
Total other assets[1]	551	678
1 Includes components of Settlement and clearing accounts and Other of CHF 535 million in scope of ECL. Refer to Note 9c for more information.

Note 17b  Other liabilities

CHF million	31.12.20	31.12.19
Deferral position for hedging instruments	246	133
Settlement and clearing accounts	679	1,054
VAT and other indirect tax payables	139	130
Other	731	782
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	534	519
Total other liabilities	1,794	2,099

Note 18  Pledged assets1

	31.12.20		31.12.19
CHF million	Carrying amount of pledged assets	Effective commitment	Carrying amount of pledged assets	Effective commitment
Mortgage loans[2]	15,538	10,984	17,193	10,737
Due from customers[3]	1,921	1,820	0	0
Total pledged assets	17,460	12,804	17,193	10,737

1 Excluding securities financing transactions. Refer to Note 7 for more information on securities financing transactions.    2 These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 1.9 billion as of 31 December 2020 (approximately CHF 5.4 billion as of 31 December 2019) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.    3 Related to COVID-19 loans granted under the program established by the Swiss Federal Council pledged to the Swiss National Bank.

Note 19  Maturity structure of financial instruments

CHF million	At sight	Cancellable	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Perpetual / Not applicable	Total

Assets
Cash and balances at central banks	81,148								81,148
Due from banks	1,829	0	472	593	465	19	20		3,399
Receivables from securities financing transactions		1,508	1,284	525	249				3,565
Due from customers	269	7,682	15,080	6,484	7,112	11,106	2,160		49,894
Mortgage loans		33,035	6,430	6,940	13,289	61,280	35,443		156,418
Trading portfolio assets	1,838								1,838
Derivative financial instruments	2,794								2,794
Financial investments			1,409	3,649	5,427	4,856	1,059	25	16,425
Total assets / financial instruments as of 31 December 2020	87,879	42,226	24,675	18,192	26,542	77,261	38,682	25	315,482
Total assets / financial instruments as of 31 December 2019	66,230	41,266	26,818	13,203	22,114	78,818	34,941	54	283,444

Liabilities
Due to banks[1]	6,564	1,842	6,107	135	40	6,174	4,650	5,176	30,688
Payables from securities financing transactions		333	168						501
Due to customers	199,334	59,830	310	234	35	39	10		259,792
Trading portfolio liabilities	297								297
Derivative financial instruments	1,528								1,528
Loans from central mortgage institutions			223	135	661	3,790	3,767		8,577
Total liabilities / financial instruments as of 31 December 2020	207,722	62,005	6,809	504	735	10,004	8,428	5,176	301,383
Total liabilities / financial instruments as of 31 December 2019	130,067	107,395	7,131	647	845	8,034	10,525	4,711	269,356
1 Due to banks with maturity above one year and Perpetual mainly relates to loss-absorbing capacity-eligible positions.

UBS Switzerland AG standalone financial statements (audited)

Note 20  Assets and liabilities by domestic and foreign origin in accordance with the domicile principle

	31.12.20		31.12.19
CHF million	Domestic	Foreign	Domestic	Foreign

Assets
Cash and balances at central banks	81,148	0	58,984	0
Due from banks	245	3,153	1,563	2,902
Receivables from securities financing transactions	1,265	2,301	1,099	11,037
Due from customers	22,485	27,409	19,352	20,223
Mortgage loans	156,401	16	152,572	19
Trading portfolio assets	1,800	38	1,639	39
Derivative financial instruments	1,680	1,115	1,144	941
Financial investments	497	15,928	1,202	10,727
Accrued income and prepaid expenses	88	140	89	100
Investments in subsidiaries and other participations	95	0	68
Property, equipment and software	473		372
Goodwill and other intangible assets			263
Other assets	513	39	604	73
Total assets	266,690	50,139	238,952	46,062

Liabilities
Due to banks	26,488	4,200	24,160	3,185
Payables from securities financing transactions	114	388	139	408
Due to customers	197,282	62,510	182,880	48,812
Trading portfolio liabilities	25	272	43	327
Derivative financial instruments	693	835	505	587
Loans from central mortgage institutions	8,577		8,308
Accrued expenses and deferred income	727	23	728	19
Other liabilities	1,724	70	1,899	200
Provisions	249	17	138	1
Total liabilities	235,880	68,314	218,802	53,540

Equity
Share capital	10		10
General reserve	11,354		11,624
Net profit / (loss) for the period	1,271		1,039
Total equity	12,634		12,673
Total liabilities and equity	248,514	68,314	231,475	53,540

Note 21  Total assets by geographic location

	31.12.20		31.12.19
CHF million	CHF million	%	CHF million	%

Assets
Switzerland	266,690	84	238,952	84
Europe, Middle East and Africa	31,200	10	30,264	11
of which: Germany	4,366	1	3,804	1
of which: United Kingdom	3,365	1	11,649	4
Americas	13,032	4	13,237	5
of which: United States	4,752	1	5,236	2
of which: British Virgin Islands	3,075	1	2,834	1
Asia Pacific	5,907	2	2,561	1
of which: Japan	3,639	1	75	0
Total assets	316,829	100	285,014	100

Note 22  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor.

For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment is located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheet assets.

›   Refer to the “Risk management and control” section of the UBS Group AG Annual Report 2020 for more information

						31.12.20		31.12.19
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
Low risk	0 and 1	Investment grade	Aaa	AAA	AAA	23,467	7	23,331	8
	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	10,009	3	11,960	4
Medium risk	3		A1 to A3	A+ to A–	A+ to A–	6,699	2	2,027	1
	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	5,281	2	3,479	1
	5		Baa3	BBB–	BBB–	1,236	0	928	0
High risk	6	Sub-investment grade	Ba1	BB+	BB+	344	0	544	0
	7		Ba2	BB	BB	470	0	372	0
	8		Ba3	BB–	BB–	236	0	37	0
	9		B1	B+	B+	514	0	578	0
Very high risk	10		B2	B	B	58	0	97	0
	11		B3	B–	B–	166	0	23	0
	12		Caa			34	0	102	0
	13		Ca to C	CCC to C	CCC to C	48	0	46	0
Distressed	Default	Defaulted		D	D	22	0	6	0
Subtotal						48,584	15	43,530	15
Switzerland						268,245	85	241,483	85
Total assets						316,829	100	285,014	100

UBS Switzerland AG standalone financial statements (audited)

Note 23  Assets and liabilities by the most significant currencies for the bank

	31.12.20
CHF million	CHF	USD	EUR	GBP	other	Total

Assets
Cash and balances at central banks	80,961	8	169	4	7	81,148
Due from banks	690	1,985	392	10	322	3,399
Receivables from securities financing transactions	1,863	178	321	1,204		3,565
Due from customers	15,503	18,516	13,824	1,096	954	49,894
Mortgage loans	154,453	1,902	61	0	1	156,418
Trading portfolio assets	8	32	6	0	1,792	1,838
Derivative financial instruments	2,794					2,794
Financial investments	497	7,512	4,764	75	3,577	16,425
Accrued income and prepaid expenses	107	83	34	2	2	228
Investments in subsidiaries and other participations	95					95
Property, equipment and software	473					473
Other assets	199	239	106	2	6	551
Total assets shown on the balance sheet	257,644	30,453	19,678	2,394	6,660	316,829
Delivery entitlements from spot exchange, forward forex and forex options transactions	10,715	22,570	13,343	4,227	7,790	58,645
Total assets	268,359	53,023	33,021	6,621	14,450	375,474

Liabilities
Due to banks	26,236	2,068	1,087	191	1,106	30,688
Payables from securities financing transactions	19	406	77	0		501
Due to customers	179,672	38,681	29,139	5,160	7,140	259,792
Trading portfolio liabilities	25	154	72	26	20	297
Derivative financial instruments	1,528					1,528
Loans from central mortgage institutions	8,557	19	0			8,577
Accrued expenses and deferred income	710	32	7	0	0	751
Other liabilities	1,438	282	66	1	6	1,794
Provisions	223	19	24	0	0	266
Total liabilities shown on the balance sheet	218,409	41,659	30,473	5,379	8,274	304,194

Equity
Share capital	10					10
General reserve	11,354					11,354
Net profit / (loss) for the period	1,271					1,271
Total equity shown on the balance sheet	12,634					12,634
Total liabilities and equity shown on the balance sheet	231,043	41,659	30,473	5,379	8,274	316,829
Delivery obligations from spot exchange, forward forex and forex options transactions	10,507	22,917	13,483	4,231	7,484	58,623
Total equity and liabilities	241,551	64,577	43,956	9,611	15,758	375,452
Net position per currency as of 31 December 2020	26,808	(11,554)	(10,935)	(2,990)	(1,308)	22
Net position per currency as of 31 December 2019	10,490	303	(6,204)	(984)	(3,588)	16

Note 24  Loans from central mortgage institutions

Contractual maturity of carrying amount
CHF million	2021	2022	2023	2024	2025	Thereafter	Total 31.12.20	Total 31.12.19
Non-subordinated debt
Fixed-rate	1,019	822	919	979	1,071	3,767	8,577	8,308
Interest rates (range in %)	0.0–2.4	0.1–3.4	0.1–2.2	0.1–2.4	0.2–1.8	0.1–2.8
Total	1,019	822	919	979	1,071	3,767	8,577	8,308

Note 25a  Share capital

	31.12.20			31.12.19
	Nominal value in CHF	Number of shares	of which: dividend bearing	Nominal value in CHF	Number of shares	of which: dividend bearing
Share capital[1]	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
of which: shares outstanding	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
1 Registered shares issued.

UBS Switzerland AG’s share capital is fully paid up. Each share has a nominal value of CHF 0.10 and entitles the holder to one vote at the UBS Switzerland AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS Switzerland AG does not apply any restrictions or limitations on the transferability of shares.

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS Switzerland AG, amounting to CHF 5 million as of 31 December 2020.

Note 25b  Significant shareholders

The sole direct shareholder of UBS Switzerland AG is UBS AG, which holds 100% of UBS Switzerland AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS Switzerland AG, who do not have voting rights, include UBS Group AG, which holds 100% of UBS AG shares. Included in the table below are also direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2020 or as of 31 December 2019.

The shares and share capital of UBS Switzerland AG held by indirect shareholders shown in the table below represent their relative holding of UBS Group AG shares.

›   Refer to Note 23 of the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2020 for more information on significant shareholders of UBS Group AG

	31.12.20		31.12.19
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS Switzerland AG
UBS AG	10	100	10	100
Significant indirect shareholders of UBS Switzerland AG
UBS Group AG	10	100	10	100
Chase Nominees Ltd., London	1	10	1	11
DTC (Cede & Co.), New York[1]	1	5	1	8
Nortrust Nominees Ltd., London	1	5	1	5
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

UBS Switzerland AG standalone financial statements (audited)

Note 26  Swiss pension plan

a) Liabilities related to Swiss pension plan
CHF million	31.12.20	31.12.19
Provision for Swiss pension plan	0	0
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	108	74
UBS derivative financial instruments held by Swiss pension fund	68	13
Total liabilities related to Swiss pension plan	176	87

b) Swiss pension plan
	As of or for the year ended
CHF million	31.12.20	31.12.19
Pension plan surplus[1]	3,255	2,675
Economic benefit / (obligation) of UBS Switzerland AG	0	0
Change in economic benefit / (obligation) recognized in the income statement	0	0
Employer contributions in the period recognized in the income statement	294	183
Performance awards-related employer contributions accrued	23	25
Total pension expense recognized in the income statement within Personnel expenses	317	208

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS Switzerland AG in accordance with FER 16 both as of 31 December 2020 and 31 December 2019. Refer to Note 2 for more information.

The Swiss pension plan had no employer contribution reserve both as of 31 December 2020 and 31 December 2019.

Note 27  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length or, with respect to loans, fixed advances and mortgages to non-independent members of the governing bodies in the ordinary course of business, on substantially the same terms and conditions that are available to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.20		31.12.19
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	4,922	25,384	16,042	24,101
of which: due from / to banks	3,452	24,339	5,574	23,148
of which: receivables / payables from securities financing transactions	1,202	166	10,256	0
of which: due from / to customers	51	96	51	138
Subsidiaries[2]	148	42	142	52
of which: due from / to customers	124	42	141	52
Affiliated entities[3]	266	1,238	385	978
of which: due from / to banks	122	749	222	481
of which: due from / to customers	1	247	1	278
Members of governing bodies[4]	53		49
Other related parties[5]	468	79	950	96

1 Qualified shareholders of UBS Switzerland AG are UBS Group AG and UBS AG.    2 Subsidiaries of UBS Switzerland AG are UBS Card Center AG, TopCard Service AG and UBS Hypotheken AG.    3 Affiliated entities of UBS Switzerland AG are all direct and indirect subsidiaries of UBS Group AG including subsidiaries of UBS AG.    4 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS Switzerland AG and UBS AG.    5 As of 31 December 2020, a guarantee of CHF 8 million (31 December 2019: CHF 1,547 million) is reported off-balance sheet as a contingent liability under Credit guarantees and similar instruments.

Note 28  Fiduciary transactions

CHF million	31.12.20	31.12.19
Fiduciary deposits	32,419	55,520
of which: placed with third-party banks	8,536	15,461
of which: placed with subsidiaries and affiliated entities	23,883	40,059
Fiduciary loans	16
Total fiduciary transactions	32,435	55,520

Fiduciary transactions encompass customer deposits and loans transactions entered into or granted by UBS Switzerland AG that result in holding or placing assets and liabilities on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets and liabilities are satisfied, these assets and liabilities and the related income and expense are excluded from UBS Switzerland AG’s balance sheet and income statement, but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS Switzerland AG may be recognized on UBS Switzerland AG’s balance sheet in situations in which the deposit is subsequently placed within UBS Switzerland AG. In such cases, these deposits are not reported in the table above.

Note 29a  Invested assets and net new money

	As of or for the year ended
CHF billion	31.12.20	31.12.19
Fund assets managed	0	0
Discretionary assets	107	103
Other invested assets	541	513
Total invested assets (double counts included)	648	616
of which: double counts	0	0
Net new money (double counts included)	27	18

Note 29b  Development of invested assets

CHF billion	31.12.20	31.12.19
Total invested assets (including double counts) at the beginning of the year	616	554
Net new money inflows / (outflows)	27	18
Market movements (including dividends and interests)	25	56
Currency effects	(20)	(7)
Other effects	0	(5)
of which: acquisitions / (divestments)	0	0
Total invested assets (including double counts) at the end of the year[1]	648	616
1 As of 31 December 2020 and 31 December 2019 there were no invested assets double counts.

›   Refer to Note 32 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2020 for more information

UBS Switzerland AG standalone financial statements (audited)

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS Switzerland AG, Zurich

Basel, 4 March 2021

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Switzerland AG, which comprise the balance sheet, income statement and notes (pages 1 to 25), for the year ended 31 December 2020.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2020 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

Page 2

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Jan Marxfeld
Licensed audit expert
(Auditor in charge)

Francesco de Gara
Licensed audit expert

Enclosures

- Financial statements (balance sheet, income statement and notes)

UBS Switzerland AG standalone
regulatory information

UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone regulatory information

Key metrics of the fourth quarter of 2020

Quarterly | The table below is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules.

During the fourth quarter of 2020, common equity tier 1 (CET1) capital increased by CHF 0.2 billion, mainly as a result of operating profit, partly offset by additional accruals for dividends. Tier 1 capital increased by CHF 0.7 billion, reflecting a new issuance of CHF 500 million of an additional tier 1 capital instrument and the aforementioned increase in the CET1 capital. Risk-weighted assets (RWA) remained largely stable at CHF 107.3 billion. Leverage ratio exposure increased by CHF 8.1 billion, mainly driven by on-balance sheet exposures excluding securities financing transactions and derivatives.

Average high-quality liquid assets (HQLA) increased by CHF 4.7 billion, driven by greater average cash balances. Average total net cash outflows increased by CHF 2.1 billion, due to increased net cash outflows in average customer deposit outflows. p

Quarterly |

KM1: Key metrics
CHF million, except where indicated
		31.12.20	30.9.20	30.6.20	31.3.20	31.12.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	12,234	11,992	11,776	11,427	10,895
1a	Fully loaded ECL accounting model CET1[1]	12,233	11,989	11,774	11,422	10,890
2	Tier 1	17,410	16,683	16,479	16,137	15,606
2a	Fully loaded ECL accounting model tier 1[1]	17,409	16,680	16,476	16,132	15,601
3	Total capital	17,410	16,683	16,479	16,137	15,606
3a	Fully loaded ECL accounting model total capital[1]	17,409	16,680	16,476	16,132	15,601
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	107,253	107,066	105,304	104,489	99,667
4a	Minimum capital requirement[2]	8,580	8,565	8,424	8,359	7,973
4b	Total risk-weighted assets (pre-floor)	92,164	92,755	92,740	92,981	89,234
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	11.41	11.20	11.18	10.94	10.93
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.41	11.20	11.18	10.93	10.93
6	Tier 1 ratio (%)	16.23	15.58	15.65	15.44	15.66
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	16.23	15.58	15.65	15.44	15.65
7	Total capital ratio (%)	16.23	15.58	15.65	15.44	15.66
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	16.23	15.58	15.65	15.44	15.65
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.01	0.01	0.01	0.01	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)					0.57
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.51	2.51	2.51	2.51	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.91	6.70	6.68	6.44	6.43
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	335,251	327,113	323,068	317,071	302,304
14	Basel III leverage ratio (%)	5.19	5.10	5.10	5.09	5.16
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.19	5.10	5.10	5.09	5.16
Liquidity coverage ratio[5]
15	Total HQLA	91,909	87,254	85,180	74,602	67,105
16	Total net cash outflow	62,074	59,930	61,847	53,059	51,561
17	LCR (%)	148	146	138	141	130

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

p

Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 December 2020, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 13.95%, including a countercyclical buffer of 0.01%, and 4.875%, respectively. The gone concern requirements were 8.64% for the RWA-based requirement and 3.02% for the leverage ratio denominator (LRD)-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement effective from 1 January 2020, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions). p

In connection with COVID-19, the Swiss Financial Market Supervisory Authority (FINMA) has permitted banks to temporarily exclude central bank sight deposits from the LRD for the purpose of calculating going concern ratios. This exemption applied until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution, except where dividends are paid to a regulated Swiss parent company or to an unregulated Swiss parent company that in turn pays no dividend. UBS Switzerland AG was eligible to reduce its LRD by USD 80 billion to USD 255 billion as of 31 December 2020.

›   Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about loss-absorbing capacity, leverage ratio requirements and gone concern rebate

›   Refer to “Additional information” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about the joint liability of UBS AG and UBS Switzerland AG

UBS Switzerland AG standalone regulatory information

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 31.12.20	RWA		LRD[1]
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.95[2]	14,961	4.88[2]	16,343
Common equity tier 1 capital	9.65	10,349	3.38	11,315
of which: minimum capital	4.50	4,826	1.50	5,029
of which: buffer capital	5.14	5,513	1.88	6,286
of which: countercyclical buffer	0.01	9
Maximum additional tier 1 capital	4.30	4,612	1.50	5,029
of which: additional tier 1 capital	3.50	3,754	1.50	5,029
of which: additional tier 1 buffer capital	0.80	858

Eligible going concern capital
Total going concern capital	16.23	17,410	5.19	17,410
Common equity tier 1 capital	11.41	12,234	3.65	12,234
Total loss-absorbing additional tier 1 capital	4.83	5,176	1.54	5,176
of which: high-trigger loss-absorbing additional tier 1 capital	4.83	5,176	1.54	5,176

Required gone concern capital[3]
Total gone concern loss-absorbing capacity	8.64	9,270	3.02	10,133
of which: base requirement	7.97	8,551	2.79	9,354
of which: additional requirement for market share and LRD	0.67	718	0.23	779

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.09	10,824	3.23	10,824
TLAC-eligible senior unsecured debt	10.09	10,824	3.23	10,824

Total loss-absorbing capacity
Required total loss-absorbing capacity	22.59	24,230	7.90	26,476
Eligible total loss-absorbing capacity	26.32	28,234	8.42	28,234

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		107,253
Leverage ratio denominator				335,251

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented on the next page.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

p

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

The table below summarizes the effects of the temporary COVID-19-related FINMA exemption on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules that applied until 1 January 2021 had no effect on our Swiss SRB gone concern capital requirements and ratios.

The LRD is the same under Swiss SRB and BCBS rules, therefore the LRD after the aforementioned temporary FINMA exemption under BCBS rules is identical to the Swiss SRB number presented in the table below. The BCBS Basel III leverage ratio was 6.83% after considering the temporary FINMA exemption.

Quarterly |

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 31.12.20	LRD
CHF million, except where indicated	in %

Leverage ratio denominator before temporary exemption		335,251
Effective relief		(80,494)
of which: central bank sight deposits eligible for relief		(80,494)
Leverage ratio denominator after temporary exemption		254,757

Required going concern capital
Total going concern capital	4.88	12,419
Common equity tier 1 capital	3.38	8,598

Eligible going concern capital
Total going concern capital	6.83	17,410
Common equity tier 1 capital	4.80	12,234

p

UBS Switzerland AG standalone regulatory information

Swiss SRB loss-absorbing capacity

Quarterly |

Swiss SRB going and gone concern information
CHF million, except where indicated	31.12.20	30.9.20	31.12.19

Eligible going concern capital
Total going concern capital	17,410	16,683	15,606
Total tier 1 capital	17,410	16,683	15,606
Common equity tier 1 capital	12,234	11,992	10,895
Total loss-absorbing additional tier 1 capital	5,176	4,692	4,711
of which: high-trigger loss-absorbing additional tier 1 capital	5,176	4,692	4,711

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,824	10,863	10,915
TLAC-eligible senior unsecured debt	10,824	10,863	10,915

Total loss-absorbing capacity
Total loss-absorbing capacity	28,234	27,547	26,521

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	107,253	107,066	99,667
Leverage ratio denominator[1]	335,251	327,113	302,304

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.2	15.6	15.7
of which: common equity tier 1 capital ratio	11.4	11.2	10.9
Gone concern loss-absorbing capacity ratio	10.1	10.1	11.0
Total loss-absorbing capacity ratio	26.3	25.7	26.6

Leverage ratios (%)[1]
Going concern leverage ratio	5.2	5.1	5.2
of which: common equity tier 1 leverage ratio	3.6	3.7	3.6
Gone concern leverage ratio	3.2	3.3	3.6
Total loss-absorbing capacity leverage ratio	8.4	8.4	8.8

1 Leverage ratio denominators (LRDs) and leverage ratios in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the preceding table.

p

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator[1]
CHF billion	31.12.20	30.9.20	31.12.19
Leverage ratio denominator
Swiss GAAP total assets	316.8	307.9	285.0
Difference between Swiss GAAP and IFRS total assets	4.5	4.3	3.6
Less: derivative exposures and SFTs[2]	(10.6)	(9.5)	(17.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	310.7	302.8	271.3
Derivative exposures	5.7	6.2	4.4
Securities financing transactions	3.8	3.0	12.7
Off-balance sheet items	15.2	15.3	14.2
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.2)	(0.3)
Total exposures (leverage ratio denominator)	335.3	327.1	302.3

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section for more information.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Liquidity coverage ratio

Quarterly | In the fourth quarter of 2020, the liquidity coverage ratio (LCR) of UBS Switzerland AG, which is a Swiss SRB, was 148%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 4Q20[2]	Average 4Q19[2]
High-quality liquid assets	92	67
Total net cash outflows	62	52
of which: cash outflows	89	84
of which: cash inflows	27	33
Liquidity coverage ratio (%)	148	130

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 63 data points in the fourth quarter of 2020 and 64 data points in the fourth quarter of 2019.

p

UBS Switzerland AG standalone regulatory information

Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7	8
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

p

Quarterly |

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF LIBOR + 370 bps per annum semi-annually	3-month CHF LIBOR + 459 bps per annum quarterly	3-month CHF LIBOR + 250 bps per annum quarterly	3-month CHF LIBOR + 489 bps per annum quarterly	3-month USD LIBOR + 547 bps per annum quarterly	3-month CHF LIBOR + 433 bps per annum quarterly	3-month CHF SARON + 397 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

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UBS Switzerland AG standalone regulatory information

Notice to investors | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2020, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

      Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 5, 2021